SUPPLEMENT Dated October 3, 2011
To the Current Prospectus

SpectraSelect
SpectraDirect

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account U
(Formerly, United Life and Annuity Insurance Company through its Separate Account One)

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, or to give us alternative allocation instructions, please call our Customer Contact Center at 1-800-366-0066.

This supplement replaces the prior supplement dated August 17, 2011. The effective date of the investment portfolio liquidation described below has changed from October 12, 2011 to October 21, 2011.

Effective after the close of business **on October 21, 2011**, the Credit Suisse Trust International Equity Flex III Portfolio (the "Liquidating Portfolio") will liquidate and the proceeds will be placed in the ING Liquid Assets Portfolio (Class I) (the "Surviving Portfolio").

Important Information Regarding the Investment Portfolio Liquidation:

The liquidation will be administered pursuant to a Plan of Liquidation and Dissolution (the "Plan"), which was approved by the Board of Trustees of the Liquidating Portfolio. Shareholders approved the Plan and the liquidation and dissolution is to take place after the close of business on October 21, 2011. The liquidation and dissolution of the Liquidating Portfolio was approved by the Board of Trustees because it has determined that the continued operation of the Liquidating Portfolio was not in the best interests of the Liquidating Portfolio or its shareholders.

If you have allocated contract value to the Liquidating Portfolio, you may reallocate this contract value to another investment portfolio currently available under the contract before the liquidating date. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Liquidating Portfolio on the liquidation date will be placed in the Surviving Portfolio. Thereafter, the Liquidating Portfolio will no longer be available under the contract.

You may provide alternative allocation instructions by calling our Customer Contact Center at the number above. Unless you provide us with alternative allocation instructions, all future allocations directed to the Liquidating Portfolio will be automatically allocated to the Surviving Portfolio. It is important to request a reallocation before October 21, 2011 if you do not want your contract value in the Liquidating Portfolio to be placed in the Surviving Portfolio.